                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 3, 1999 COMMISSION FILE NUMBER 001-11145

                        BIOVAIL CORPORATION INTERNATIONAL
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
            FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                     FORM 20-F  X              FORM 40-F __

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                    YES ___                          NO _X_

                        BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                      INDEX


             PART 1.FINANCIAL INFORMATION


PART II.         OTHER INFORMATION ..........................................  1



(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE STATED.)

                        BIOVAIL CORPORATION INTERNATIONAL
                           PART II - OTHER INFORMATION


1. The material issued by the Company to Shareholders are attached as the following exhibits:

      a)   Notice of Special Meeting of Shareholders - December 30, 1999

      b)   Management Information Circular

      c)   Proxy for Special Meeting of Shareholders

      d)   Dissent Rights

2.   Reporting Issued to Canadian Security Administrators and Stock Exchanges


      e)   Form 27 - Material Change Report dated November 24, 1999

      f)   Form 27 - Material Change Report dated December 3, 1999

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Biovail Corporation International





December 3, 1999                                      By  /s/John R. Miszuk
                                                      John R. Miszuk,
                                                      Vice President, Controller

                                                                    SCHEDULE (a)

                        BIOVAIL CORPORATION INTERNATIONAL

                            NOTICE OF SPECIAL MEETING
                                 OF SHAREHOLDERS

     NOTICE is hereby given that a Special Meeting (the ''Meeting'') of the Shareholders of Biovail Corporation International (the ''Corporation'') will be held at the head office of the Corporation located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9 on December 30, 1999 at the hour of 10 o'clock a.m., for the following purposes:

1. To consider and, if deemed advisable to approve, a special resolution of the shareholders of the Corporation authorizing an amendment to the Corporation's articles to subdivide each issued and outstanding common share of the Corporation into two common shares of the Corporation.

2. To consider and, if deemed advisable to approve, a special resolution of the shareholders of the Corporation authorizing a change of the name of the Corporation from ''Biovail Corporation International'' to ''Biovail Corporation''.

3. To consider and, if deemed advisable to approve, a special resolution of the shareholders of the Corporation authorizing an amendment to the Corporation's articles to increase the authorized number of common shares from 120,000,000 to an unlimited number of common shares.

4. To consider and, if deemed advisable to approve, a resolution of the shareholders of the Corporation authorizing an amendment to the current by-laws of the Corporation to change the quorum requirements for meetings of shareholders to require the presence of two shareholders of the Corporation present in person holding or representing at least 25% of the outstanding shares of the Corporation.

5. To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

     In order to be effective, the special resolutions set out in paragraphs 1, 2 and 3 above require the approval of 662/3% of the votes cast at the Meeting. The resolution set out in paragraph 4 above requires the approval of a majority of the votes cast at the Meeting.

DATED the 1st day of December, 1999.

                                        By Order of the Board



                                        (Signed) KENNETH CANCELLARA
                                        Secretary


NOTE: If you are the holder of shares of the Corporation and are not able to be present personally at the Meeting, kindly fill in, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy in respect of the shares owned by you at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting (or any adjournment thereof) or deposit it with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. A Management Information Circular accompanies this notice.

                                                                    SCHEDULE (b)


                        BIOVAIL CORPORATION INTERNATIONAL

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

     THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF BIOVAIL CORPORATION INTERNATIONAL (THE ''CORPORATION'') OF PROXIES TO BE USED AT A SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE ''MEETING'') TO BE HELD ON THE 30TH DAY OF DECEMBER, 1999, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

   The persons named in the enclosed form of proxy are directors and officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Secretary of the Corporation or returning it by mail in the envelope provided for that purpose before the time of holding the Meeting.

     In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, and upon either of such deposits the proxy is revoked.

                        EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed for or against in accordance with the direction of the shareholder appointing them. In the absence of any direction to the contrary, such shares will be voted FOR the special resolution authorizing an amendment to the Corporation's articles to subdivide each issued and outstanding common share of the Corporation on the basis of two common shares for each one common share of the Corporation held, as referred to under the heading ''Subdivision of Common Shares'' in this Management Information Circular; FOR the special resolution authorizing a change of the name of the Corporation to ''Biovail Corporation'', as referred to under the heading ''Change of Name'' in this Management Information Circular; FOR the special resolution authorizing an increase in the authorized number of common shares from 120,000,000 to an unlimited number of common shares, as referred to under the heading ''Increase in Authorized Capital''; and FOR the resolution authorizing an amendment to the Corporation's current by-law to change the quorum requirements for meetings of shareholders to two shareholders of the Corporation present in person holding or representing at least 25% of the outstanding shares of the Corporation, as referred to under the heading ''Change in Quorum Requirements''.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote on such other business in accordance with their judgment.

                                  VOTING SHARES

     The authorized capital of the Corporation consists of 120,000,000 common shares (the ''Common Shares'') and an unlimited number of Class A Special Shares. As at November 26, 1999, the Corporation had outstanding no Class A Special Shares and an aggregate of 30,977,569 Common Shares, each carrying the right to one vote per share which may be given in person or by proxy. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as November 26, 1999. In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of Common Shares on such record date. Each holder of Common Shares named in the list will be entitled to one vote per Common Share shown opposite his name on the list at the Meeting except to the extent that (a) the shareholder has transferred any of his shares after the date on which the list was prepared and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than the close of business on the second business day before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting. Holders of shares of the Corporation issued after November 26, 1999 will be entitled to vote such shares at the Meeting, provided such holders are registered on the records of the Corporation or its transfer agents, CIBC Mellon Trust Company or ChaseMellon Shareholder Services, LLC, prior to the second day before the Meeting.

     As currently provided in the by-laws of the Corporation, a quorum for the transaction of business at the Meeting is the presence of two shareholders of the Corporation, present in person, each being entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding or representing at least 51% of the outstanding shares of the Corporation.

     As at the date hereof, the only persons or companies who, to the knowledge of the directors and senior officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent (10%) of the issued and outstanding shares of the Corporation are as follows:


                                                                                         PERCENTAGE OF
                                                                          NUMBER OF      ALL OUTSTANDING
NAME                                                                      COMMON SHARES  VOTING SHARES
Eugene Melnyk  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6,316,127(1)   20.4%

(1) Mr. Melnyk also has options to purchase 1,065,000 Common Shares, of which options to purchase 495,000 Common Shares have vested.


                          SUBDIVISION OF COMMON SHARES

     The shareholders are being asked to consider and, if thought advisable to approve, a special resolution authorizing an amendment to the Corporation's articles to subdivide the issued and outstanding Common Shares on a two-for-one basis such that each shareholder of the Corporation will receive an additional Common Share for every one Common Share held.

     The form of special resolution in connection with the proposed subdivision is set forth in Schedule ''A'' attached to this information circular. To be effective, the special resolution must be approved by 662/3% of the votes cast at the Meeting.

     In light of the continued growth of the Corporation and the continued increase in the market price of the Common Shares, the board of directors of the Corporation have concluded that it would be in the best interests of the Corporation and its shareholders to subdivide the issued and outstanding Common Shares on a two-for-one basis. The directors believe that the increased number of Common Shares available for purchase and sale at lower prices following the proposed subdivision will make the common shares more affordable for employees and retail investors, and will enhance the marketability of the Common Shares. The subdivision will not change any shareholder's proportionate interest in the equity of the Corporation, nor will it affect the aggregate stated capital of the Common Shares.

     If the proposed special resolution is approved by shareholders, the amendment to the Corporation's articles will become effective upon the issuance of a Certificate of Amendment under the Business Corporations Act (Ontario) (the ''Effective Date''), and it is expected that the outstanding Common Shares will begin trading on a sub-divided basis on The Toronto Stock Exchange (the ''TSE'') at the opening of business on January 10, 2000 or such earlier or later date as may be determined by the board of directors of the Corporation in accordance with the rules of the TSE. The Common shares will begin trading on a sub-divided basis on the New York Stock Exchange (the ''NYSE'') at the opening of business on the day after the additional common shares resulting from the subdivision are distributed to shareholders.

     It will not be necessary for shareholders to surrender their existing share certificates, and certificates representing presently outstanding Common Shares should be retained by the holders thereof. Share certificates representing the additional Common Shares resulting from the subdivision will be issued to shareholders of record as of the close of business on or about January 12, 2000 (the ''Record Date'') and will be distributed to such shareholders approximately seven days after the Record Date (the ''Mailing Date''). The additional share certificates to be issued to such shareholders, together with share certificates currently held by such shareholders, will then represent their total holdings.

     In accordance with the rules of the TSE, it is expected that trading in the Common Shares on a subdivided basis will commence on the TSE on or about January 10, 2000, being two trading days prior to the Record Date and will commence on the NYSE on the day immediately following the Mailing Date.

     The subdivision of the Common Shares will not affect the aggregate adjusted cost base to a holder of all of his Common Shares for purposes of Canadian federal income tax. However, the adjusted cost base per share will be reduced by one-half. There will not be any other tax consequences to holders of Common Shares for purposes of the Income Tax Act (Canada).

     In general, for United States federal income tax purposes, (a) no gain or loss will be recognized by a holder on the receipt of Common Shares as a result of the subdivision, (b) a holder's basis in the Common Shares held immediately prior to the subdivision will be allocated proportionately among the original shares and the additional shares issued as a result of the subdivision, and (c) the holding period of the additional shares received by a holder will include the period during which the original shares owned immediately prior to the subdivision were held.

                                 CHANGE OF NAME

     The shareholders are being asked to consider and, if thought advisable to approve, a special resolution authorizing a change of the corporate name of the Corporation from ''Biovail Corporation International'' to ''Biovail Corporation''. The board of directors feels that for convenience purposes, it would be in the best interests of the Corporation to approve the proposed name change.

     The form of special resolution in connection with the proposed name change is set forth in Schedule ''B'' attached to this information circular. To be effective, the special resolution must be approved by 662/3% of the votes cast at the Meeting.

                         INCREASE IN AUTHORIZED CAPITAL

     The shareholders are being asked to consider and, if thought advisable to approve, a special resolution authorizing an increase in the authorized number of common shares of the Corporation to an unlimited number of Common Shares. The articles of the Corporation currently provide that the authorized capital of the Corporation consists of 120,000,000 common shares and an unlimited number of Class A Special Shares. The board of directors of the Corporation believe that it would be in the best interests of the Corporation to change the authorized number of common shares of the Corporation from 120,000,000 to an unlimited number in order to provide the Corporation with as much flexibility as possible.

     The form of special resolution in connection with the proposed increase in the authorized number of common shares of the Corporation is set forth in Schedule ''C'' attached to this information circular. To be effective, the special resolution must be approved by 662/3% of the votes cast at the Meeting.

                        CHANGE IN QUORUM REQUIREMENTS

     The shareholders are being asked to consider and, if thought advisable to approve, a resolution authorizing a change in the quorum requirements for meetings of shareholders to the presence of two shareholders of the Corporation, present in person, each being entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding or representing at least 25% of the outstanding shares of the Corporation. The current by-laws provide that a quorum for the transaction of business at a meeting of shareholders is the presence of two shareholders of the Corporation, present in person, each being entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding or representing at least 51% of the outstanding shares of the Corporation. The board of directors of the Corporation believes that it would be in the best interests of the Corporation to change the quorum requirements for administrative purposes in order to ensure that a quorum will be present at all properly called meetings of shareholders. The current quorum requirements which require two shareholders holding at least 51% of the outstanding shares of the Corporation is quite high and could present a problem in obtaining a quorum for meetings of shareholders.

     The form of resolution in connection with the proposed change in quorum requirements is set forth in Schedule ''D'' attached to this information circular. To be effective, the resolution must be approved by a majority of the votes cast at the Meeting.

                                    GENERAL

     Unless otherwise stated, information contained herein is given as of December 1, 1999. Management knows of no matters to become before the Meeting other than the matters referred to in the Notice of Meeting.

     The Board of Directors of the Corporation has approved the contents of this Management Information Circular and its sending to the shareholders.

   DATED the 1st day of December, 1999.

                                         (Signed) KENNETH CANCELLARA
                                         Secretary

                                 SCHEDULE ''A''

              SPECIAL RESOLUTION RE: SUB-DIVISION OF COMMON SHARES

     WHEREAS it is desirable to subdivide the issued and outstanding common shares of the Corporation on a two-for-one basis;

   NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Corporation be amended by adding the following thereto:

   ''the common shares of the Corporation are hereby subdivided on a two-for-one basis, with the effect that for each common share of the Corporation issued and outstanding at the close of business on January 12, 2000, there shall be issued two common shares;''

2. any director or officer of the Corporation be and he is hereby authorized and directed to sign all such documents and to do all things necessary or desirable to effect such amendment, including, without limitation, delivery of articles of amendment in prescribed form to the Director appointed under the Business Corporations Act (Ontario) (the ''Director''); and

3. the directors of the Corporation may revoke the foregoing resolution without further approval of the shareholders of the Corporation at any time prior to the issue by the Director of a Certificate of Amendment relating thereto.

                                 SCHEDULE ''B''

                      SPECIAL RESOLUTION RE: CHANGE OF NAME

     WHEREAS it is desirable to change the name of the corporation from ''Biovail Corporation International'' to ''Biovail Corporation'';

     NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the name of the Corporation be changed from ''Biovail Corporation International'' to ''Biovail Corporation'';

2. any director or officer of the Corporation be and he is hereby authorized and directed to sign all such documents and to do all things necessary or desirable to effect such amendment, including, without limitation, delivery of articles of amendment in prescribed form to the Director appointed under the Business Corporations Act (Ontario) (the
     ''Director''); and

3. the directors of the Corporation may revoke the foregoing resolution without further approval of the shareholders of the Corporation at any time prior to the issue by the Director of a Certificate of Amendment relating thereto.

                                 SCHEDULE ''C''

              SPECIAL RESOLUTION RE: INCREASE IN AUTHORIZED CAPITAL

     WHEREAS it is desirable to increase the authorized number of common shares of the Corporation from 120,000,000 to an unlimited number of common shares;

     NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Corporation be amended to increase the authorized capital of the Corporation from 120,000,000 common shares to an unlimited number of common shares;

2. any director or officer of the Corporation be and he is hereby authorized and directed to sign all such documents and to do all things necessary or desirable to effect such amendment, including, without limitation, delivery of articles of amendment in prescribed form to the Director appointed under the Business Corporation Act (Ontario) (the ''Director''); and

3. the directors of the Corporation may revoke the foregoing resolution without further approval of the shareholders of the Corporation at any time prior to the issue by the Director of a Certificate of Amendment relating thereto.

                                 SCHEDULE ''D''

                  RESOLUTION RE: CHANGE IN QUORUM REQUIREMENTS

     WHEREAS it is desirable to amend the by-laws of the Corporation to change the quorum requirements for meetings of shareholders of the Corporation;

     NOW THEREFORE BE IT RESOLVED AS A RESOLUTION THAT:

1. the first paragraph of Section 9.10 of By-Law No. A, being a by-law relating generally to the conduct of the affairs of the Corporation be deleted and the following substituted in its stead:

     ''Subject to paragraph 9.20, two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder entitled to vote at the meeting shall be a quorum at any meeting of the shareholders for the choice of a chairman of the meeting and the adjournment of the meeting; for all other purposes, a quorum at any meeting of shareholders unless a greater number is required to be present or a greater number of shares are required to be represented at the meeting by the Act or by the articles or any other by-law shall be persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder, entitled to vote at the meeting not being less than two in number and holding or representing by proxy not less than 25% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If at any meeting, the requisite quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date not being less than 10 days later and to such time and place as may be announced by the chairman at the meeting and subject to paragraph 9.18, it shall not be necessary to give notice of the adjourned meeting.''

2. any director or officer of the Corporation be and he is hereby authorized and directed to sign all such documents and to do all things necessary or desirable to effect such amendment; and

3. the directors of the Corporation may revoke the foregoing resolution without further approval of the shareholders of the Corporation at any time.

                                                                    SCHEDULE (c)

                  BIOVAIL CORPORATION INTERNATIONAL

                          PROXY FOR COMMON SHARES

     The undersigned shareholder of Biovail Corporation International (the ''Corporation'') hereby appoints Ken Howling or, failing him, John Miszuk or, failing either of them,........................................as proxy, with power of substitution, to attend and vote in respect of all the shares of the undersigned at the SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 30, 1999 AND AT ANY ADJOURNMENTS THEREOF:

                               (a) FOR o or AGAINST o the special
                                   resolution authorizing an amendment to the articles of the Corporation to subdivide the issued and outstanding common shares on a two-for-one basis.

                               (b) FOR o or AGAINST o the special
                                   resolution authorizing a change of the name of the Corporation from ''Biovail Corporation International'' to ''Biovail Corporation''.

                               (c) FOR o or AGAINST o the special
                                   resolution authorizing an increase in the authorized capital of the Corporation to an unlimited number of common shares.

                               (d) FOR o or AGAINST o the resolution
                                   authorizing an amendment to the current
                                   by-laws of the Corporation changing the
                                   quorum requirements to two shareholders
                                   present in person holding at least 25% of the outstanding shares of the Corporation.

                               (e) In their discretion, with respect to the
                                   matters hereinbefore specified as to which a choice has not been specified, or any amendments or variations to the matters hereinbefore specified, or on such further or other business as may properly come before the meeting or any adjournments thereof.

                                   The proxy named above will vote the shares in respect of which he is appointed FOR or AGAINST in accordance with the directions indicated above. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED FOR THE ABOVE-MENTIONED ITEMS.

                                   The undersigned hereby ratifies and confirms all that the said proxy may do by virtue hereof, granting to the said proxy full power and authority to act for and in the name of the undersigned at the said meeting or meetings and hereby revokes any proxy or proxies heretofore given to vote, attend or act with respect to the said shares.

                                   In order to assist us in planning for the special meeting, please indicate below whether you plan on attending the meeting in person:

                                                   o YES o NO

                                   THIS PROXY IS SOLICITED ON BEHALF OF
                                   MANAGEMENT AND WILL BE VOTED FOR OR AGAINST,
                                   AS STATED ABOVE, IN ACCORDANCE WITH THE
                                   INSTRUCTIONS OF THE UNDERSIGNED ON ANY
                                   BALLOT THAT MAY BE CALLED FOR AND, IF THE
                                   UNDERSIGNED HAS SPECIFIED A CHOICE WITH
                                   RESPECT TO ANY MATTER TO BE ACTED UPON, THE
                                   SHARES SHALL BE VOTED FOR OR AGAINST
                                   ACCORDINGLY AT THE AFOREMENTIONED MEETING
                                   AND AT ANY ADJOURNMENTS THEREOF. THE
                                   UNDERSIGNED HAS THE RIGHT TO APPOINT A
                                   PERSON TO ATTEND AND ACT FOR HIM AND ON HIS
                                   BEHALF AT THE MEETING OTHER THAN THE PERSONS
                                   NAMED ABOVE. SUCH RIGHT MAY BE EXERCISED BY
                                   INSERTING IN THE BLANK SPACE PROVIDED ABOVE
                                   THE NAME OF THE PERSON TO BE APPOINTED, WHO
                                   NEED NOT BE A SHAREHOLDER OF THE
                                   CORPORATION, OR BY COMPLETING ANOTHER PROPER
                                   FORM OF PROXY.

                                   The undersigned hereby acknowledges receipt of the notice of the Special Meeting of Shareholders dated December 1, 1999 and of the Management Information Circular furnished therewith.

                                   DATED this   day of        , 1999.

                                   ..................................
                                   Shareholder's Signature

                                   (Please sign exactly as your name appears on your share certificates. If the shareholder is a corporation, this proxy must be executed under corporate seal or by an officer or attorney thereof duly authorized. Please date this proxy where indicated. If the date is not completed, the proxy shall be deemed to be dated on the day on which it is mailed).

                                                                    SCHEDULE (d)

                                 DISSENT RIGHTS

     Reference is made to management information circular (the "Circular") dated December 1, 1999 in connection with the special meeting (the "Meeting") of shareholders of Biovail Corporation International to be held on December 30, 1999 at 10:00 o'clock in the forenoon and specifically, the special resolution (the "Special Resolution") proposed for consideration by shareholders at the Meeting in respect of an increase in the authorized number of common shares of the Corporation from 120,000,000 to an unlimited number of common shares, as described in the Circular under the heading "Increase in Authorized Capital".

     Pursuant to the provisions of the Business Corporations Act (Ontario) (the "OBCA"), if the Special Resolution is duly passed at the Meeting by the requisite votes and the Articles of Amendment therein authorized are filed, each shareholder who dissents from such Special Resolution in accordance with the procedures set forth in Section 185 of the OBCA (which are summarized below) is entitled to receive the fair value of his shares of the Corporation. If the Special Resolution is duly passed at the Meeting, the Board of Directors may revoke the Special Resolution before it is acted upon without further approval of the shareholders.

                        DISSENTING SHAREHOLDERS' RIGHTS

     The shareholders of the Corporation have the right to dissent from the Special Resolution pursuant to Section 185 of the OBCA. In the event that the Articles of Amendment contemplated by such Special Resolution become effective, any shareholder who dissents from such Special Resolution in compliance with
Section 185 of the OBCA (a "Dissenting Shareholder") will be entitled to be paid by the Corporation the fair value of the common shares of the Corporation (the "Common Shares") held by such shareholder, determined as of the close of business on the day before the Special Resolution was adopted.

     Such Special Resolution authorizes the directors of the Corporation to revoke the Special Resolution without further authorization of the shareholders at any time prior to the date (the "Effective Date") on which the Articles of Amendment authorized by such Special Resolution become effective. If the Special Resolution is so revoked, a Dissenting Shareholder will not be entitled to receive the fair value for his Common Shares.

     The following summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of the shares held by such person. Section 185 of the OBCA requires strict adherence to the procedures established therein. Failure to do so may result in the loss of all dissent rights. Accordingly, each shareholder who might desire to exercise the dissent rights provided by the OBCA should carefully consider and comply with the provisions of Section 185.

     The Dissenting Shareholder of the Corporation must send to the Corporation, no later than the termination of the Meeting, a written objection to the Special Resolution from which he dissents (a "Dissent Notice"). The OBCA does not provide, and the Corporation will not assume, that a vote (whether in person or by proxy) against a Special Resolution constitutes a Dissent Notice. The OBCA provides, in effect, that a shareholder who has submitted a Dissent Notice and who votes in favour of the Special Resolution will no longer be considered a Dissenting Shareholder.

     Under the OBCA, there is no right of partial dissent and accordingly, a Dissenting Shareholder may only claim with respect to all of the Common Shares held by him on behalf of any one beneficial owner and which are registered in the name of the Dissenting Shareholder. The Corporation is required, within ten days after the shareholders adopt the Special Resolution referred to herein, to notify each shareholder who has filed a Dissent Notice with respect to the Special Resolution that the Special Resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the Special Resolution or who has withdrawn his Dissent Notice. A Dissenting Shareholder must then, within 20 days after he receives notice that the Special Resolution has been adopted, or, if he does not receive such notice, within 20 days after he learns that such Special Resolution has been adopted, send to the Corporation a written notice (a "Payment Demand") containing his name and address, the number of Common Shares in respect of which he dissented, and a demand for payment of the fair value of such Common Shares. Within 30 days thereafter, the Dissenting Shareholder must send to the Corporation or a transfer agent of the Corporation, the certificates representing the Common Shares in respect of which he dissented. A Dissenting

Shareholder who fails to send the Dissent Notice, Payment Demand and the certificates representing the Common Shares in respect of which he dissented, forfeits his right to make a claim under Section 185 of the OBCA. The Corporation or a transfer agent of the Corporation will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

     On sending a Payment Demand to the Corporation, a Dissenting Shareholder ceases to have any rights as a shareholder, other than the right to be paid the fair value of Common Shares as determined under Section 185 of the OBCA, except where:

      (a) the Dissenting Shareholder withdraws his Payment Demand before the Corporation makes an offer to him as hereinafter described;

      (b) the Corporation fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws his Payment Demand; or

      (c) the directors of the Corporation revoke the Special Resolution from which a Dissenting Shareholder dissents prior to the Effective Date of the Special Resolution,

in which case his rights as a shareholder are reinstated as of the date he sent the Payment Demand.

     The Corporation is required, not later than seven days after the later of the Effective Date of the Special Resolution from which a shareholder has dissented or the date on which the Corporation has received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who sent a Payment Demand a written offer to pay for his Common Shares an amount considered by the Board of Directors of the Corporation to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. The Corporation must pay for the Common Shares of the Dissenting Shareholder within ten days after an offer made as aforesaid has been accepted by the Dissenting Shareholder, but any such offer lapses if the Corporation does not receive an acceptance thereof within 30 days after the offer has been made. If the Corporation fails to make an offer to pay for a Dissenting Shareholder's Common Shares or if a Dissenting Shareholder fails to accept an offer which has been made, the Corporation may, within 50 days after the Effective Date of the Special Resolution from which a shareholder has dissented or within such further period as the Ontario Court (General Division) may allow, apply to the Court to fix the fair value for the Common Shares of the Dissenting Shareholders. If the Corporation fails to apply to the Ontario Court (General Division), the Dissenting Shareholder may apply to such Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. If the Corporation fails to apply to the Ontario Court (General Division) as aforesaid, then the costs of an application by a Dissenting Shareholder as aforesaid are to be borne by the Corporation unless the Court otherwise orders.

     Upon an application to the Ontario Court (General Division), all Dissenting Shareholders whose Common Shares have not been purchased by the Corporation will be joined as parties and be bound by the decision of the Court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. Upon any such application to the Ontario Court (General Division), the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court is required to fix the fair value for the Common Shares of all Dissenting Shareholders. The final order of the Court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of his common shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date of the Special Resolution from which he dissented until the date of payment.

     Dissenting Shareholders of the Corporation will not have any right under the OBCA other than to have their Common Shares appraised and receive the fair value thereof in accordance with the OBCA.

                                                                    SCHEDULE (e)

                             MATERIAL CHANGE REPORT

                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 67 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1.          REPORTING ISSUER
            Biovail Corporation
            International 2488 Dunwin Drive
            Mississauga, Ontario L5L 1J9

2.          DATE OF MATERIAL CHANGE

            November 12, 1999

3.          PRESS RELEASE

            The press release prescribed by section 75(1) of the Securities Act (Ontario) was filed through SEDAR on November 12, 1999.

4.          SUMMARY OF MATERIAL CHANGES

            Biovail Corporation International ("Biovail") announced that the stockholders of Fuisz Technologies Inc. ("Fuisz") had approved and adopted the agreement and plan of merger (the "Merger Agreement") dated as of July 25, 1999 among Biovail, Fuisz and ABCI Acquisition Sub. Corporation (the "Purchaser"), a wholly-owned subsidiary of Biovail. Under the terms of the Merger Agreement, each outstanding share of Fuisz not already owned by Biovail will be converted into the right to receive 0.1197 of a Biovail common share.

            FULL DESCRIPTION OF MATERIAL CHANGE

            On November 12, 1999, the stockholders of Fuisz approved and adopted the Merger Agreement pursuant to which each outstanding share of Fuisz not already owned by Biovail has been converted into the right to receive 0.1197 of a Biovail common share. The merger is effective as of November 12, 1999 and the common shares of Fuisz ceased trading on the NASDAQ as of the close of business on November 12, 1999. As required under the terms of the Merger Agreement, Biovail caused the Purchaser to make an offer (the "Offer") to purchase up to 6,585,225 of the outstanding shares of common stock of Fuisz at a purchase price of US$7.00 per share, net to the seller in cash. Biovail acquired 49% of the outstanding shares of Fuisz under the Offer prior to completing the merger.

5.          RELIANCE ON SECTION 75(3) OF THE ACT

            Not applicable.

6.          OMITTED INFORMATION

            Not applicable.

7.          SENIOR OFFICERS

            The senior officer of Biovail who is knowledgeable about this material change is:

            John Miszuk
            Vice-President and Controller
            (416) 285-6000

8.          STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.

            Dated this 24th day of November, 1999.


                                           "JOHN MISZUK"
                                           -----------------------------
                                           JOHN MISZUK
                                           VICE-PRESIDENT AND CONTROLLER

                                                                    SCHEDULE (f)

                             MATERIAL CHANGE REPORT

                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 67 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1.          REPORTING ISSUER

            Biovail Corporation International
            2488 Dunwin Drive
            Mississauga, Ontario
            L5L 1J9


2.          DATE OF MATERIAL CHANGE

            December 1, 1999

3.          PRESS RELEASE

            The press release prescribed by section 75(1) of the Securities Act (Ontario) was filed through SEDAR on December 1, 1999.

4.          SUMMARY OF MATERIAL CHANGES

            Biovail Corporation International ("Biovail") announced that it exercised its option to purchase an exclusive licence from Intelligent Polymers Limited ("Intelligent Polymers") in respect of a generic version of Procardia XL for a purchase price of US$25 million.

            FULL DESCRIPTION OF MATERIAL CHANGE

            On December 1, 1999, Biovail exercised an option to purchase from Intelligent Polymers, an exclusive licence in respect of a generic version of Procardia XL. The exercise price for this option was US$25 million. Biovail has been developing Procardia XL on behalf of Intelligent Polymers and has filed an Abbreviated New Drug Application with the US Food and Drug Administration covering multiple dosage strengths of Procardia XL.

            Biovail owns all of the special shares of Intelligent Polymers which allows Biovail, at any time prior to October 2002, to buy all of the common shares of Intelligent Polymers from the public with cash, shares of Biovail or a combination of both. Under an agreement with Intelligent Polymers, Biovail agreed to develop certain branded products on behalf of Intelligent Polymers in addition to a generic version of Procardia XL. Biovail performs all of Intelligent Polymers= research and other activities.


5.          RELIANCE ON SECTION 75(3) OF THE ACT

            Not applicable.

6.          OMITTED INFORMATION

            Not applicable.

7.          SENIOR OFFICERS

            The senior officer of Biovail who is knowledgeable about this material change is:

            John Miszuk
            Vice-President and Controller
            (416) 285-6000

8.          STATEMENT OF SENIOR OFFICER



            The foregoing accurately discloses the material change referred to herein.

            Dated this 3rd day of December, 1999.



                                           JOHN MISZUK
                                           --------------------------------
                                           JOHN MISZUK
                                           VICE-PRESIDENT AND CONTROLLER




                                       2